Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 001-06035

The Titan Corporation today filed a Current Report on Form 8-K with respect to disclosure contained in Item 5 thereunder relating to Titan’s proposed merger with Lockheed Martin Corporation.

The Current Report on Form 8-K contained the following description of the proposed merger:

On September 15, 2003, The Titan Corporation (“Titan”) and Lockheed Martin Corporation (“Lockheed Martin”) jointly announced that Titan, Lockheed Martin and LMC Sub One, Inc., a wholly owned subsidiary of Lockheed Martin (“Acquisition Sub”), had entered into an Agreement and Plan of Merger, dated as of September 15, 2003. The merger agreement provides for the acquisition of Titan by Lockheed Martin.

Upon the effective time of the merger, at the election of each holder thereof, each share of Titan common stock will be converted into the right to receive either (i) $22 in cash, (ii) such number of shares of Lockheed Martin common stock equal to $22 (the “Exchange Rate”), or (iii) a combination of such cash and stock consideration above. Titan stockholders who elect to receive all cash or all Lockheed Martin common stock in the merger will be subject to a pro rata adjustment of the cash or stock composition of their merger consideration to ensure that the aggregate amount of cash and Lockheed Martin common stock paid in the merger will each equal 50% of the aggregate merger consideration.

The Exchange Rate for Titan stockholders who receive Lockheed Martin common stock in the merger will be determined by dividing $22 by the average of the daily high and low sales prices per share of Lockheed Martin common stock on the New York Stock Exchange composite transaction tape for the ten consecutive full trading days ending on the third trading day prior to the effective date of the merger. For purposes of determining the stock consideration payable in the merger, the calculation of the average price per share of Lockheed Martin common stock is subject to certain collars. If the average price exceeds $58 (the “Upper Collar”), then the Exchange Rate will be calculated using the Upper Collar instead of the average price. If average price is less than $46 (the “Lower Collar”), then the Exchange Rate will be calculated using the Lower Collar instead of the average price. The Lockheed Martin common stock issuable in connection with the merger will be registered with the Securities and Exchange Commission on a Form S-4 registration statement.

Titan and Lockheed Martin intend for the merger to be considered a tax-free reorganization under the Internal Revenue Code with respect to the Lockheed Martin common stock issued to Titan stockholders. The merger agreement contemplates that at the effective time of the merger, Titan will merge with and into Acquisition Sub, with Acquisition Sub surviving the merger as a wholly owned subsidiary of Lockheed Martin. In the event that at the closing of the transaction Lockheed Martin’s common stock is trading below the Lower collar and neither counsel to Lockheed Martin nor counsel to Titan are in a position to issue an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, Lockheed Martin has the option to increase the Exchange Rate to the minimum level necessary to obtain such an opinion. If Lockheed Martin declines to do so, Titan has the option either to proceed with the transaction (subject to the satisfaction or waiver of the closing conditions other than tax opinions) on a taxable basis, in which case Acquisition Sub will be merged with and into Titan, or Titan may terminate the merger agreement.

Under the merger agreement, each option outstanding under Titan’s stock option plans will fully vest, become exercisable and convert into an option to acquire Lockheed Martin common stock at the effective time of the merger. After the merger, each Titan option will be exercisable for a number of shares of Lockheed Martin common stock equal to the Exchange Rate multiplied by the number of shares of Titan common stock that would have been obtained upon exercise of the option before the merger. After the merger, the per share exercise price of each Titan option will be equal to the exercise price in effect immediately before the effective time of the merger divided by the Exchange Rate. The other terms of the Titan options and the Titan stock option plan under which such options were granted, other than those relating to vesting and exercisability, will continue to apply after the merger. Titan’s employee stock purchase plans will terminate at the effective time of the merger.

Under the merger agreement, each outstanding warrant exercisable for Titan common stock will be converted into a warrant to acquire Lockheed Martin common stock upon the effective time of the merger. Each such warrant shall be exercisable for (i) cash in the amount of $11 per share of Titan common stock exercisable under such warrant immediately prior to the effective time of the merger, plus (ii) the number of shares of Lockheed Martin common stock equal to one half of the number of shares of Titan common stock exercisable under such warrant immediately prior to the effective time of the merger multiplied by the Exchange Ratio. The exercise price under the warrant shall equal the exercise price immediately prior to the effective time of the merger divided by the Exchange Rate. The duration, vesting and other terms of the Titan warrants shall remain unchanged following the merger.

The merger agreement includes customary representations, warranties and covenants for each of Titan, Lockheed Martin and Acquisition Sub. In addition, under the merger agreement, Titan has agreed to use its reasonable best efforts to redeem all of its outstanding convertible preferred stock in advance of the Titan stockholders’ meeting for consideration of the proposed merger. Titan’s redemption of its outstanding convertible preferred stock is a condition to Lockheed Martin’s obligation to consummate the proposed merger. On September 16, 2003, Titan issued a press release in connection with its plans to redeem its outstanding convertible preferred stock.

In connection with the proposed merger, Titan and Lockheed Martin have also agreed to commence a consent solicitation and a new exchange offer with regard to Titan’s outstanding 8% senior subordinated notes due 2011 (the “Outstanding Notes”). In connection therewith:

•	Titan and Lockheed Martin have agreed that they will commence an offer to exchange the Outstanding Notes for a new series of 8% senior subordinated notes due 2011 which will have substantially identical terms as the Outstanding Notes, as such Outstanding Notes are amended below, except that the new notes will be registered under the Securities Act and will be guaranteed by Lockheed Martin;

•	the indenture governing the Outstanding Notes will be amended (i) so that the proposed merger between Titan and Lockheed Martin will not require a “change of control” offer to be made to the holders of the Outstanding Notes, (ii) to eliminate substantially all of the restrictive covenants contained in the indenture governing the Outstanding Notes, and (iii) to release all of the existing Titan subsidiary guarantors of Outstanding Notes from their guarantee obligations; and

•	the registration rights agreement entered into in connection with the initial issuance of the Outstanding Notes would be amended to (i) eliminate the provisions that could cause Titan to pay liquidated damages for certain types of defaults thereunder, and (ii) provide that the registration rights agreement will be terminated upon the effectiveness of the new exchange offer.

Successful consummation of the consent solicitation, which requires consent of holders of a majority of the aggregate principal amount of the Outstanding Notes, is a condition to Lockheed Martin’s obligation to consummate the proposed merger. On September 16, 2003, Titan issued a press release in connection with its plans to terminate its existing exchange offer for the Outstanding Notes and commence a new consent solicitation and exchange offer with respect to its Outstanding Notes.

The proposed merger has been approved by the boards of directors of each of Titan and Lockheed Martin and is expected to close in the first quarter 2004, subject to approval by Titan stockholders, antitrust and government regulatory reviews and other closing conditions described in the merger agreement. The proposed merger transaction described above will require the affirmative vote of the holders of a majority of the outstanding shares of Titan common stock. There can be no assurance whether the merger will be consummated or, if consummated, as to the timing thereof. A termination fee of $60 million may become payable by Titan to Lockheed Martin under certain circumstances in connection with a termination of the merger agreement by Titan or Lockheed Martin.

Lockheed Martin and Titan will file with the Securities and Exchange Commission a proxy statement/prospectus and other documents regarding the proposed business combination transaction referred to in the foregoing information. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to security holders of Titan seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when they are available) and other documents filed by Lockheed Martin and Titan with the Commission at the Commission’s web site at www.sec.gov. In addition, shareholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting, The Titan Corporation, 3033 Science Park Rd., San Diego, CA 92121, Attention: Investor Relations. Shareholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817, Attention: Corporate Secretary.

Titan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Titan stockholders. Collectively, as of April 4, 2003, the beneficial ownership of the directors and executive officers of Titan was approximately 6.3%. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The merger agreement for Titan’s proposed merger with Lockheed Martin was filed by Titan under cover of Form 8-K on September 16, 2003 and is incorporated by reference into this filing.